UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13D-1(A) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 31)

Capital Clean Energy Carriers Corp.

(Name of Issuer)

Common shares, par value $0.01 per share

(Title of Class of Securities)

Y00408 107

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard A. Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. Y00408 107	Page 2 of 8

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 28,308,881 Common Shares (1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 28,308,881 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,308,881 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5%(2)
14.	Type of Reporting Person CO

(1)

“Common Shares” refers to the common shares, with par value $0.01 per share, of Capital Clean Energy Carriers Corp. (the “Issuer”). The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Shares held by Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 58,387,313 Common Shares outstanding (excluding 1,551,061 Common Shares held in treasury).

CUSIP No. Y00408 107	Page 3 of 8

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 28,308,881 Common Shares (1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 28,308,881 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,308,881 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Shares held by Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 58,387,313 Common Shares outstanding (excluding 1,551,061 Common Shares held in treasury).

CUSIP No. Y00408 107	Page 4 of 8

1.	Name of Reporting Person Miltiadis E. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 6,153,846 Common Shares (1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 6,153,846 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,153,846 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Shares held by Capital GP L.L.C. (“CGP LLC”) and Capital Gas Corp. (“Capital Gas”) that may be deemed to be beneficially owned by Miltiadis E. Marinakis on behalf of the Marinakis family.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 58,387,313 Common Shares outstanding (excluding 1,551,061 Common Shares held in treasury).

CUSIP No. Y00408 107	Page 5 of 8

This Amendment No. 31 amends and supplements the disclosures in the Schedule 13D (the “Schedule 13D”) filed with the SEC on April 4, 2008, as amended by amendments thereto filed on August 26, 2024, August 2, 2024, December 29, 2023, December 26, 2023, November 13, 2023, October 6, 2023, September 29, 2023, June 21, 2023, May 26, 2023, October 17, 2022, August 8, 2022, April 4, 2022, December 21, 2021, December 7, 2021, October 18, 2021, September 22, 2020, September 10, 2020, May 1, 2019, December 14, 2018, December 3, 2018, April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009, and April 30, 2008. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Evangelos M. Marinakis and Miltiadis E. Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Evangelos M. Marinakis is the chairman and a director of Capital Maritime.

Mr. Miltiadis E. Marinakis is the son of Mr. Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family, including CGP LLC and Capital Gas.

Capital Maritime is a corporation incorporated in the Marshall Islands. The principal business of Capital Maritime consists of shipping and transportation services.

CGP LLC is a limited liability company incorporated in the Marshall Islands. The principal business of CGP LLC consists of providing executive services to the Issuer.

Capital Gas is a corporation incorporated in the Marshall Islands. The principal business of Capital Gas consists of shipping and transportation services.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On August 29, 2024, Capital Maritime transferred 1,500,000 Common Shares to CGP LLC.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)

Capital Maritime beneficially owns 28,308,881 Common Shares, representing 48.5% of the outstanding Common Shares. The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, 28,308,881 Common Shares through its beneficial ownership of Capital Maritime, representing, in aggregate, 48.5% of the outstanding Common Shares.

The Marinakis family, including Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 6,153,846 Common Shares, representing 10.5% of the outstanding Common Shares, through Mr. Miltiadis E. Marinakis’ beneficial ownership of 100% of CGP LLC and 100% of Capital Gas.

Disclosure contained in Item 4 is incorporated herein by reference.

(b)

CUSIP No. Y00408 107	Page 6 of 8

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime (1)	28,308,881	48.5%	0	28,308,881	0	28,308,881
Evangelos M. Marinakis (1)	28,308,881	48.5%	0	28,308,881	0	28,308,881
Miltiadis E. Marinakis (2) (3)	6,153,846	10.5%	0	6,153,846	0	6,153,846

(1)	Capital Maritime shares voting and dispositive power over the 28,308,881 Common Shares that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(2)	CGP LLC shares voting and dispositive power over the 5,000,000 Common Shares that it beneficially owns with the Marinakis family, including Miltiadis E. Marinakis.
(3)	Capital Gas shares voting and dispositive power over the 1,153,846 Common Shares that it beneficially owns with the Marinakis family, including Miltiadis E. Marinakis.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime) or the persons set forth on Schedule A is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Shares during the past sixty days.

(d)

No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. Y00408 107	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2024

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Financial Officer

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

CUSIP No. Y00408 107	Page 8 of 8

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis	Capital Maritime & Trading Corp.	Greece

Director and Chairman	3 Iassonos Street

Piraeus, 18537, Greece

Gerasimos (Jerry) Kalogiratos	Capital Maritime & Trading Corp.	Greece

Director, President, Chief Executive Officer, Chief Financial Officer and Secretary	3 Iassonos Street

Piraeus, 18537, Greece

Pierre de Demandolx-Dedons	Capital Maritime & Trading Corp.	France

Director	3 Iassonos Street

Piraeus, 18537, Greece